UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 24)*

Templeton Global Income Fund

(Name of Issuer)

Common Shares, No par value

(Title of Class of Securities)

880198106

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 6, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 880198106	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 31,525,790
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 31,525,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,525,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.68%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 8/29/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 186,271
	8	SHARED VOTING POWER 31,525,790
	9	SOLE DISPOSITIVE POWER 186,271
	10	SHARED DISPOSITIVE POWER 31,525,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,712,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.86%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 8/29/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 772
	8	SHARED VOTING POWER 31,525,790
	9	SOLE DISPOSITIVE POWER 772
	10	SHARED DISPOSITIVE POWER 31,525,790
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 31,526,562
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.68%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 102,746,371 shares of common stock outstanding as of 6/30/23, as disclosed in the company's N-CSRS filed 8/29/2023.

CUSIP No. 880198106	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 24 amends and supplements the statement on Schedule 13D filed with the SEC on 11/18/20, as amended by Amendment No. 1 filed 12/9/20, Amendment No. 2 filed 12/16/20, Amendment No. 3 filed 12/28/20, Amendment No. 4 filed 12/29/20, Amendment No. 5 filed 1/14/21, Amendment No. 6 filed 1/29/21, Amendment No. 7 filed 5/12/21, Amendment No. 8 filed 7/9/21, Amendment No. 9 filed 7/27/21, Amendment No. 10 filed 8/10/21, Amendment No. 11 filed 11/29/21, Amendment No. 12 filed 12/16/21, Amendment No. 13 filed 12/28/21, Amendment No. 14 filed 6/7/22, Amendment No. 15 filed 7/14/22, Amendment No. 16 filed 8/23/22, Amendment No. 17 filed 9/21/22, Amendment No. 18 filed 11/7/22, Amendment No. 19 filed 12/30/22, Amendment No. 20 filed 6/9/23, Amendment No. 21 filed 6/21/23, Amendment No. 22 filed 8/18/23, and Amendment No. 23 filed 9/6/23; with respect to the common shares of Templeton Global Income Fund.  This Amendment No. 24 amends Item 4 as set forth below.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On November 6, 2023, the Issuer issued a press release (the "November 6 Press Release") reporting the results of the special meeting of shareholders (the "Special Meeting") held on October 25, 2023.  The November 6 Press Release reported that shareholders had approved an advisor transition, pursuant to which Saba Capital Management, L.P. will replace Franklin Templeton Advisers, Inc. as the Issuer's investment advisor (the "Advisor Transition").  The Advisor Transition is expected to occur on or about December 31, 2023.

In connection with the Adviser Transition to Saba, the November 6 Press Release also disclosed that the Issuer's name will change to "Saba Capital Income & Opportunities Fund II" and that the common shares of the Issuer will continue to be listed on the New York Stock Exchange under the new ticker symbol "SABA."

The foregoing summary of the November 6 Press Release is not intended to be complete and is qualified in its entirety by reference to the full text of the November 6 Press Release, which is filed herewith as Exhibit 5 and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit 5:	November 6 Press Release, issued November 6, 2023

CUSIP No. 880198106	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 8, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823